EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Osmotica Pharmaceuticals plc Amended and Restated 2018 Incentive Plan of our report dated March 30, 2021 (except for Note 3, as to which the date is September 8, 2021, and except for the effects of the discontinued operations described in Note 4, as to which the date is September 8, 2021), with respect to the consolidated financial statements of Osmotica Pharmaceuticals plc for the years ended December 31, 2020 and 2019 included in its Current Report (Form 8-K) filed with the Securities and Exchange Commission on September 8, 2021.

/s/Ernst & Young LLP

Iselin, New Jersey

November 16, 2021